Exhibit 23.3

Consent of Independent Auditors

To the Board of Alliance Boots GmbH:

We consent to the use of our report dated September 10, 2012, with respect to the Group statements of financial position of Alliance Boots GmbH as of March 31, 2012 and 2011, and the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012, incorporated by reference in, and to the reference to our firm under the heading “Experts” in, Walgreen’s preliminary prospectus supplement and prospectus supplement dated September 10, 2012 and filed with the SEC pursuant to Rule 424(b)(2) under the Securities Act of 1933.

/s/ KPMG Audit Plc

London, United Kingdom

September 10, 2012